Forbes Medi-Tech Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

December 20, 2002

Forbes Medi-Tech Inc.

(Commission File No. 0-30076)

200-750 West Pender Street

Vancouver, British Columbia, Canada V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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<EDGAR Document Name>

<Delivery Date>

<EDGAR Document Number>

Exhibit Index

Exhibit No.

Description

1.

Press Release –12/20/02

December 20, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: December 20, 2002

By:

/s/ Charles A. Butt

Charles A. Butt

President & CEO

Forbes Medi-Tech Inc.

“Developing Nutraceuticals & Pharmaceuticals from Nature”

For Immediate Release

Forbes Medi-Tech Announces Management Changes

Vancouver, British Columbia – December 20, 2002 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it’s Senior Vice President and CFO, Don MacDonald, has decided to accept a senior executive position back in the mining industry, effective January 16, 2003.  Mr. MacDonald has over twenty year’s experience in the mining area, having been a senior executive officer at three public mining companies, including DeBeers Canada (formerly Winspear Diamonds) and Dayton Mining.  His work with Forbes was his first foray into the biotechnology field, and while he enjoyed the experience, he has decided to return to the industry in which he has spent most of his career.

“I’ve enjoyed being a part of Forbes, and will miss working with the Forbes team,” said Don MacDonald.  “The Company has some exciting business opportunities under development, and I wish it every success in its future endeavors.”

“Don MacDonald’s devotion to his position as a Senior Vice President and the CFO at Forbes was exemplary” said Charles Butt, President & CEO.  “We are particularly thankful to Don for steering our Phyto-Source joint venture through from the basic agreement stage to an operational manufacturing facility in Texas, and wish him all the best in his new position back in mining”.

Patricia Pracher, Corporate Controller, will be appointed acting Chief Financial Officer effective January 16th, 2003.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

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For more information, please contact:

Don Macdonald

Senior Vice President, & CFO

Telephone: (604) 681-8976

E-mail: dmacdonald@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This press release may contain forward-looking statements concerning anticipated developments in the Company’s business, and other information in future periods. These forward-looking statements can be identified by the use of forward-looking terminology, such as, “potential”, “may”, “for developing”, “to”, “projects”,” expects”, ”plans”, “anticipates”, and “believes” and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation those referred to in the Company’s Form 20F filed on SEDAR and with the SEC. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements. See also the Company’s reports filed with the Toronto Stock Exchange, the Ontario and B.C. Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for other cautionary statements identifying important factors with respect to such forward-looking statements.  The Company does not assume any obligation to update any forward-looking statement contained herein